EXHIBIT 11 - CALCULATION OF NET INCOME PER COMMON SHARE


                                  MICROAGE, INC
                     NET INCOME PER COMMON SHARE CALCULATION
                                 (in thousands)

                                                          Quarter ended
                                                  -----------------------------
                                                   February 2,      January 28,
                                                       1997            1996
                                                   -----------      -----------
PRIMARY

Weighted average common shares                        15,313          14,933
Dilutive effect of stock options and warrants            987              93
                                                     -------         -------
Weighted average common and common
  equivalent shares outstanding - primary             16,300          15,026

FULLY DILUTED (1)

Weighted average shares from primary
  calculation                                         16,300          15,026
Additional dilutive effect of stock options
  and warrants                                             1               3
                                                     -------         -------
Weighted average common and common
  equivalent shares outstanding - fully diluted       16,301          15,029

Net income                                           $ 4,668         $ 1,643

Net income per common and common equivalent share:

  Primary                                            $  0.29         $  0.11
  Fully Diluted                                      $  0.29         $  0.11

(1) Fully diluted share information is presented in accordance with Regulation S-K of the Securities Exchange Act of 1934. The amounts of per share earnings on the fully diluted basis are not required to be presented in the consolidated statements of income under the provisions of APB No. 15 since the additional dilution is less than 3%.